PRESS RELEASE

Sanofi and Regeneron Announce Approval of Kevzara® (sarilumab) to Treat Adult Patients with Moderately to Severely Active Rheumatoid Arthritis in the European Union

Paris, France and Tarrytown, N.Y. – June 27, 2017 - Sanofi and Regeneron Pharmaceuticals, Inc. announced today that the European Commission (EC) has granted marketing authorization for Kevzara® (sarilumab) in combination with methotrexate (MTX) for the treatment of moderately to severely active rheumatoid arthritis (RA) in adult patients who have responded inadequately to – or who are intolerant to – one or more disease modifying anti-rheumatic drugs (DMARDs), such as MTX.1 Kevzara may be used as monotherapy in case of intolerance to MTX or when treatment with methotrexate is inappropriate.1

Kevzara is a human monoclonal antibody that binds to the interleukin-6 receptor (IL-6R) and blocks pro-inflammatory IL-6 mediated signaling. Elevated levels of IL-6 are found in the synovial fluid of patients with RA and play an important role in both the pathologic inflammation and joint destruction which are hallmarks of RA.1

“RA is a difficult-to-treat, lifelong disease and many healthcare providers are challenged with finding a treatment that works for their patients,” said Elias Zerhouni, M.D., President, Global R&D, Sanofi. “Kevzara works differently than some of the other most commonly used biologics, and its approval is good news for the many patients with a high unmet need.”

RA affects approximately 2.9 million people in Europe alone.2 In RA, the immune system attacks the tissues of the joints, causing inflammation, joint pain, swelling, stiffness, fatigue, and eventually joint damage and disability.3,4 RA is most common in those aged 35-50 years old.5

“We are pleased to bring Kevzara to European patients who may not be responding to the most commonly used biologics such as TNF inhibitors, or who may be seeking an effective monotherapy to reach their treatment goals,” said George D. Yancopoulos, M.D., Ph.D., Founding Scientist, President, and Chief Scientific Officer, Regeneron. “This approval was made possible through the hard work of our innovative scientists, as well as thousands of dedicated investigators and patients around the world who participated in the SARIL-RA clinical trial program.”

The EC approval is based upon receipt of a positive opinion by European Medicine Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP), which evaluated results from seven Phase 3 trials in the global SARIL-RA clinical development program. These studies incorporate data from more than 3,300 adults with moderately to severely active RA who have had an inadequate response or intolerance to one or more biologic or non-biologic DMARDs.1

The program includes the Phase 3 MONARCH study, in which treatment with Kevzara 200 mg monotherapy was superior to adalimumab 40 mg (marketed by AbbVie as HUMIRA®) monotherapy in reducing disease activity and improving physical function, with more patients achieving clinical remission over 24 weeks.1

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•	At 24 weeks, patients treated with Kevzara demonstrated greater reduction in disease activity as measured by change from baseline in the Disease Activity Score with 28 joint count and erythrocyte sedimentation rate (DAS28-ESR), the primary endpoint of the study (Kevzara, -3.28; adalimumab, -2.20)

•	At 24 weeks, patients treated with Kevzara demonstrated greater improvement from baseline in physical function as measured by the Health Assessment Questionnaire - Disability Index (HAQ-DI), a secondary endpoint of the study (Kevzara, -0.61; adalimumab, -0.43)

•	At 24 weeks, patients treated with Kevzara achieved higher rates of DAS28-ESR remission (score<2.6), a secondary endpoint of the study (Kevzara, 26.6%; adalimumab, 7.0%)

•	At 24 weeks, patients treated with Kevzara demonstrated a greater improvement in signs and symptoms of RA as measured by the proportion of patients achieving a 20 percent improvement in the ACR criteria (ACR20) (Kevzara, 71.7%; adalimumab, 58.4%; p=0.0074). The proportion of patients achieving ACR50 was also higher with Kevzara (Kevzara, 45.7%; adalimumab, 29.7%; p=0.0017) as well as for ACR70 (Kevzara, 23.4%; adalimumab, 11.9%; p=0.0036). ACR20, ACR50, and ACR70 response at week 24 were secondary endpoints of the study.

In the Phase 3 MOBILITY study, treatment with Kevzara plus MTX reduced signs and symptoms, improved physical function, and at week 52, inhibited the progression of structural damage by 91 percent for the Kevzara 200 mg dose and 68 percent for the Kevzara 150 mg dose, compared to placebo plus MTX. In the Phase 3 TARGET study, treatment with Kevzara plus DMARD reduced signs and symptoms and improved physical function, compared to placebo plus DMARD. Detailed results from the MOBILITY and TARGET studies are available in the Kevzara (sarilumab) FDA approval press release here.

The recommended dose of Kevzara is 200 mg once every 2 weeks administered as a subcutaneous injection with a prefilled syringe or prefilled pen.1 Reduction of dose from 200 mg once every 2 weeks to 150 mg once every 2 weeks is recommended to help manage certain laboratory abnormalities (neutropenia, thrombocytopenia, and liver enzyme elevations).1

The most frequent adverse reactions observed with Kevzara in clinical studies were neutropenia, increased alanine aminotransferase, injection site erythema, upper respiratory infections, and urinary tract infections. The most common serious adverse reactions were infections. Treatment with Kevzara should be withheld in patients who develop a serious infection until the infection is controlled. Initiating treatment with Kevzara is not recommended in patients with a low neutrophil count, i.e., absolute neutrophil count (ANC) < 2 x 109/L and in patients with a platelet count below 150 x 103/µL.

Kevzara is also approved in the United States and Canada. The companies are also seeking approvals in a number of other countries globally.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Genzyme focuses on developing specialty treatments for debilitating diseases that are often difficult to diagnose and treat, providing hope to patients and their families.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led by physician-scientists for nearly 30 years, our unique ability to repeatedly and consistently translate science into medicine has led to six FDA-approved treatments and over a dozen product candidates, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, heart disease, allergic and inflammatory diseases, pain, cancer, and infectious and rare diseases.

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Regeneron is accelerating and improving the traditional drug development process through its unique VelociSuite® technologies, including VelocImmune® which yields optimized fully-human antibodies, and ambitious initiatives such as the Regeneron Genetics Center, one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the absence of guarantee that the product will be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic conditions, as well as those risks discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Kevzara® (sarilumab) for the treatment of moderately to severely active rheumatoid arthritis in adult patients who have responded inadequately to, or who are intolerant to, one or more disease modifying anti-rheumatic drugs or other potential indications; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates, such as the possible regulatory approval and commercial launch of Kevzara in additional jurisdictions; unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials, such as Kevzara; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, such as Kevzara; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Kevzara), research and clinical programs, and business, including those relating to patient privacy; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates, including without limitation Kevzara; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties to perform filling, finishing, packaging, labelling, distribution, and other steps related to Regeneron’s products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation relating to Praluent® (alirocumab) Injection, the permanent injunction granted by the United States District Court for the District of Delaware that, if upheld on appeal, would prohibit Regeneron and Sanofi from marketing, selling, or commercially manufacturing Praluent in the United States, the outcome of any appeals regarding such injunction, the ultimate outcome of such litigation, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2016 and its Form 10-Q for the quarterly period ended March 31, 2017. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

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Contacts Sanofi:

Media Relations

Ashleigh Koss

Tel: +1 908 981 8745

ashleigh.koss@sanofi.com

Global Communications

Sarah Connors

Tel: +1 617 252 7639

Mobile: +1 781-697-5890

sarah.connors@sanofi.com

Contacts Regeneron:

Investor Relations George Grofik Tel. +33 (0)1 53 77 45 45 ir@sanofi.com
Media Relations Arleen Goldenberg Tel: 1 (914) 847-3456 Mobile: +1 (914) 260-8788 arleen.goldenberg@regeneron.com	Investor Relations Manisha Narasimhan, Ph.D. Tel: 1 (914) 847-5126 Manisha.narasimhan@regeneron.com

[1]	Kevzara Summary of Product Characteristics April 2017
[2]	National Rheumatoid Arthritis Foundation. “European Fit to Work report.” Available at http://www.nras.org.uk/european-fit-for-work-report. Last accessed June 2017
[3]	Mayo Clinic. “Rheumatoid Arthritis.” Available at http://www.mayoclinic.org/diseases-conditions/rheumatoid-arthritis/home/ovc-20197388. Last accessed June 2017.
[4]	Arthritis Research UK. “What are the symptoms of rheumatoid arthritis?” Available at: http://www.arthritisresearchuk.org/arthritis-information/conditions/rheumatoid-arthritis/symptoms.aspx Last accessed: June 2017
[5]	Burton, W, Morrison, A, Maclean, R, and Ruderman, E. “Systematic review of studies of productivity loss due to rheumatoid arthritis.” Occupational Medicine 2006;56:18–27

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